Exhibit 107
Calculation of Filing Fee Tables
Form S-8
(Form Type)
Emerson Electric Co.
(Exact Name of Registrant as Specified in its Charter)
Table 1: Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Other	Deferred Compensation Obligations(1)	457(h)	$55,000,000	100%	$55,000,000 (2)	0.00015310	$8,420.50

Total Offering Amounts					$55,000,000		$8,420.50

Total Fee Offsets							—

Net Fee Due							$8,420.50

(1)
The Deferred Compensation Obligations are unsecured obligations of Emerson Electric Co. to pay deferred compensation in the future in accordance with the terms of the Emerson Defined Contribution Supplemental Executive Retirement Plan (the “Plan”).

(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) of the Securities Act of 1933, as amended.